News Release
B2Gold Second Quarter and First-half 2018 Financial Results:
Conference Call / Webcast Details

Vancouver, British Columbia--(Newsfile Corp. - August 3, 2018) - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") will release its second quarter and first-half 2018 financial results after the North American markets close on Tuesday, August 7, 2018.

B2Gold executives will host a conference call to discuss the results on Wednesday, August 8, 2018, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking here: http://www.investorcalendar.com/event/34218. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 3098363).

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, low-cost Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 920,000 and 960,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated all-in sustaining costs are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com